THE FBR FUNDS

FBR Fund for Government Investors

Supplement dated October 1, 2009

to the Prospectus dated February 28, 2009

The Board of Trustees of The FBR Funds (the “Trust”) recently approved an Agreement and Plan of Reorganization (the “Plan”) relating to the FBR Fund for Government Investors (the “Fund”), pursuant to which the Fund would be reorganized into the Western Asset Government Money Market Fund (the “Acquiring Fund”), which is a separate investment series of the Legg Mason Partners Money Market Trust. The Plan sets forth the terms and conditions by which the Fund would transfer its assets to the Acquiring Fund in exchange for shares of the Acquiring Fund and would then subsequently distribute those Acquiring Fund shares to the Fund’s shareholders (the “Reorganization”).

Legg Mason Partners Fund Advisor, LLC (“LMPFA”) serves as the investment adviser to the Acquiring Fund and Western Asset Management Company (“Western Asset”), an affiliate of LMPFA, serves as the subadviser to the Acquiring Fund. LMPFA and Western Asset are wholly-owned subsidiaries of Legg Mason, Inc., a global asset management company which currently has aggregate assets under management of approximately $700 billion.

The Acquiring Fund invests exclusively in short-term U.S. government obligations, including U.S. Treasury securities and securities issued or guaranteed by the U.S. government or its agencies, authorities, instrumentalities or sponsored entities and in repurchase agreements. The Acquiring Fund invests exclusively in securities that, at the time of purchase, are rated in the highest rating category applicable to the investment, or if unrated, are deemed by Western Asset to be of equivalent quality. In addition, the Acquiring Fund invests in securities that, at the time of purchase, have remaining maturities of 397 days or less and it maintains a dollar-weighted average portfolio maturity of 90 days or less. The Acquiring Fund currently has approximately $7 billion in assets.

The Reorganization is scheduled to be completed on or about December 4, 2009, or on such other date as the officers of the Trust may determine (the “Closing Date”). As a result of the Reorganization, shareholders of the Fund will receive Class A shares of the Acquiring Fund having an aggregate net asset value equal to the aggregate net asset value of the shareholders’ shares of the Fund. Shareholders of the Fund are not required to vote with respect to the Reorganization.

Shareholders of the Fund will receive an Information Statement containing important information about the Acquiring Fund and about the terms and conditions of the Reorganization. Shareholders of the Fund may continue to redeem their shares, or exchange their shares for shares of any of the other FBR Funds offered by the Trust until the closing date of the Reorganization, however new accounts will no longer be opened subsequent to the filing of this supplement.

INVESTORS SHOULD RETAIN THIS SUPPLEMENT WITH THE PROSPECTUS FOR

FUTURE REFERENCE

The FBR Funds

FBR Fund for Government Investors

(the “Fund”)

Supplement Dated April 20, 2009

to the Prospectus Dated February 28, 2009

On March 31, 2009, the U.S. Department of the Treasury (the “Treasury”) announced that it would extend its Temporary Guarantee Program for Money Market Funds (the “Program”) until September 18, 2009. The Board of Trustees of the Fund has approved the Fund’s continued participation in the Program.

Participation in the continuation of the Program requires a payment to the Treasury in the amount of 0.015% based on the net asset value of the Fund as of September 19, 2008. This expense will be borne by the Fund without regard to any expense limitation currently in effect.

The Program insures money market fund shareholders as of the close of business on September 19, 2008 against loss in the event that the Fund liquidates its holdings and the per share value at the time of liquidation is less than $1 per share. Generally, the Program does not protect holders of shares acquired after September 19, 2008. If the number of shares held in an account fluctuates over the period, the Program protects investors for the lesser of the number of shares held as of the close of business on September 19, 2008 or the amount held at liquidation, whichever is less. If the Program is extended beyond September 18, 2009 and the Fund decides to participate, additional payments may be required.

INVESTORS SHOULD RETAIN THIS SUPPLEMENT WITH THE PROSPECTUS

FOR FUTURE REFERENCE

THE FBR FUNDS

Money Market Fund

FBR Fund for Government Investors

PROSPECTUS

February 28, 2009

As with all mutual funds, the Securities and Exchange Commission has not judged whether this Fund is a good investment or whether the information in this Prospectus is adequate or accurate. Anyone who indicates otherwise is committing a federal crime.

Table of Contents

INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RELATED RISKS	2
PERFORMANCE OF THE FUND	4
FEES AND EXPENSES	5
FUND MANAGEMENT	6
INVESTING IN THE FUND	8
Determination of Net Asset Value	8
How to Buy Shares	8
How to Redeem Shares	11
Frequent Trading Policy	12
SHAREHOLDER SERVICES	16
Tax-Sheltered Retirement Plans	16
Exchange Privilege	16
OTHER IMPORTANT INVESTMENT INFORMATION	17
Dividends and Distributions	17
Federal Tax Considerations	18
Disclosure of Portfolio Holdings	19
Payments to Third Parties by the Adviser and its Affiliates	19
FINANCIAL HIGHLIGHTS	20
ADDITIONAL INFORMATION	Back Cover

INVESTMENT OBJECTIVES, PRINCIPAL

INVESTMENT STRATEGIES

AND RELATED RISKS

FBR FUND FOR GOVERNMENT INVESTORS (FUSXX)

OBJECTIVE. The Fund for Government Investors (the “Money Market Fund” or the “Fund”) seeks current income consistent with liquidity and preservation of capital.

PRINCIPAL INVESTMENT STRATEGY. In attempting to achieve its objective, the Fund invests, under normal circumstances, at least 95% of its total assets in fixed-rate and floating-rate short-term instruments issued or guaranteed by the U.S. Government, its agencies or instrumentalities and in repurchase agreements secured by such instruments. The Fund’s portfolio is managed to meet regulatory requirements that permit the Fund to maintain a stable net asset value (“NAV”) of $1.00 per share. These include requirements relating to the credit quality, maturity, and diversification of the Fund’s investments. For example, to be an eligible investment for the Fund, a security must have a remaining maturity of 397 calendar days or less. The Fund must also maintain a dollar-weighted average portfolio maturity of 90 days or less.

In managing the Fund’s portfolio, the Fund’s investment adviser, FBR Fund Advisers, Inc. (the “Adviser”), considers economic conditions and interest rate trends in determining which securities to purchase.

PRINCIPAL RISKS

General. Loss of money is a risk of investing in the Fund. While money market funds are designed to be relatively low risk investments, they are not entirely free of risk. There is no assurance that the Fund will meet its investment objective. Although the Fund seeks to preserve the NAV of your investment at $1.00 per share, it is possible to lose money by investing in the Fund. Also, an investment in the Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Interest rate risk. The U.S. Government does not guarantee the market value or the current yield of government securities. Like the values of other debt instruments, the market values of money market instruments are affected by changes in interest rates. When interest rates rise, the market values of money market instruments decline when interest rates decline, the market values of money market instruments increase. Thus, the Fund’s yield fluctuates daily in response to changes in interest rates and as investments in the Fund’s portfolio mature and are replaced with new investments bearing current interest rates. The price volatility of money market instruments also depends on their maturities and durations. Generally, the longer the maturity and duration of a money market instrument, the greater its sensitivity to interest rates.

Credit risk. Debt securities are subject to the possibility that an issuer cannot make timely interest and principal payments on its securities. In general, the lower a security’s rating, the higher its credit risk. Because the Fund intends to invest 95% of its investments in U.S. Government securities, it is unlikely that the Fund’s investment will default. However, not all government securities are backed by the full faith and credit of the United States. Some are backed only by the credit of the issuing agency or instrumentality.

ADDITIONAL INVESTMENT STRATEGIES

Securities Lending. In order to generate additional income, the Fund may lend portfolio securities to certain qualified institutional investors (i.e., brokers, banks or other financial institutions) who pay the Fund negotiated lender fees. In exchange, the Fund will receive cash or securities collateral equal to at least 100% of the value of the securities loaned. Any cash collateral received by the Fund in connection with securities lending may be invested in a variety of short-term instruments.

A risk when lending portfolio securities is that the borrower might become insolvent or refuse to honor its obligations to return the securities. In the event of a default or bankruptcy by a borrower, the Fund will promptly liquidate collateral. However, the exercise of the Fund’s right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale of collateral on a default of the borrower are less than the borrower’s obligation, the Fund could suffer a loss.

Other Types of Investments. While not a principal strategy, the Fund may invest, to a limited extent, in other types of investments not issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

The Statement of Additional Information (“SAI”) contains more information about the Fund’s investment strategies and related risks (see the heading “Additional Information” on the back cover).

PERFORMANCE OF THE FUND

Risk/Return Bar Chart and Table

The bar chart and table below provide some indication of the risk of an investment in the Fund. The bar chart shows the Fund’s performance for each of the last 10 calendar years. The table shows the Fund’s average annual returns for different calendar periods. Returns shown assume reinvestment of dividends and distributions. The figures shown for the Fund include information from the periods covered by the Fund’s predecessor prior to the reorganization of the Fund as a series of The FBR Funds on February 27, 2004. Please see the SAI for more information.

Please keep in mind that how the Fund has performed in the past does not necessarily indicate how the Fund will perform in the future.

Best Quarter	Quarter Ended December 31, 2000	1.39%
Worst Quarter	Quarter Ended March 31, 2004	0.08%

Average Annual Total Returns

For Periods Ended December 31, 2008

One Year	1.79%
Five Years	2.63%
Ten Years	2.70%

Yields

As of December 31, 2008

7-Day	0.80%
7-Day Effective	0.80%

For current yield information please call 888.888.0025.

FEES AND EXPENSES

This table describes the fees and estimated expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees

(fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases	NONE
Maximum Deferred Sales Charge	NONE
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	NONE
Redemption Fee	NONE	*

*	We may charge a $10.00 wire fee for all redemption proceeds paid by federal wire made through the Transfer Agent, except on certain institutional and broker/dealer accounts.

Annual Fund Operating Expenses

(expenses that are deducted from Fund assets)

Advisory Fees	0.50%
Other Expenses[1]	0.29%
Acquired Fund Fees and Expenses (AFFE)[2]	0.03%

Total Annual Fund Operating Expenses	0.82%
Less Contractual Fee Waiver[3]	—

Net Expenses[3,4]	0.82%

[1]

Other expenses are based on amounts for the Fund’s current fiscal year and include fees paid to intermediaries such as banks, broker-dealers, financial advisors or other financial institutions for administration, sub-transfer agency and other services associated with shareholders whose shares are held of record in omnibus accounts or other types of group accounts. For more information regarding administrative fees, see the following section entitled “Fund Management.” Other expenses may fluctuate from year to year based on the Fund’s investment operations and asset size.

[2]

Acquired Fund Fees and Expenses (“AFFE”) are those expenses incurred indirectly by the Fund as a result of investments in shares of one or more investment companies or pooled investment vehicles (referred to as “Acquired Funds”). The costs associated with investments in the Acquired Funds are not direct costs paid by Fund shareholders.

[3]

FBR Fund Advisers, Inc. has agreed in writing to waive a portion of its investment advisory fees and assume certain expenses of the Fund to the extent annual fund operating expenses exceed 1.00% of the Fund’s average daily net assets (excluding interest, taxes, brokerage commissions, dividend expenses, acquired fund fees and expenses, extraordinary legal expenses or any other extraordinary expenses). The Adviser has agreed to maintain the expense limitation with regard to the Fund through October 31, 2011. The Adviser may recoup any waived amount from the Fund pursuant to this agreement if such reimbursement does not cause the Fund to exceed existing expense limitations and the reimbursement is made within three years after the year in which the Adviser incurred the expense.

[4]	The net expenses excluding AFFE are 0.79%

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$84	$262	$455	$1,014

FUND MANAGEMENT

Investment Adviser

FBR Fund Advisers, Inc., located at 1001 Nineteenth Street North, Arlington, Virginia 22209, serves as the investment adviser to the Fund. The Adviser directs the investment of the Fund’s assets, subject at all times to the supervision of the Board of Trustees (“Board”) of The FBR Funds (the “Trust”). The Adviser continually conducts investment research and supervision for the Funds and is responsible for the purchase and sale of each Fund’s investments. The Adviser was organized as a Delaware corporation in 1996 and is registered with the Securities and Exchange Commission (“SEC”) as an investment adviser. As of January 31, 2009, it managed approximately $1.1 billion of net assets on behalf of the Trust. The Adviser is a subsidiary of FBR Capital Markets Holding Group, Inc., a subsidiary of FBR Group, Inc. The Adviser and its asset management affiliates manage approximately $1.3 billion of gross assets (including leverage) for numerous clients including individuals, banks and thrift institutions, investment companies, pension and profit sharing plans and trusts, estates and charitable organizations, and private partnerships.

Under the Investment Advisory Agreement with the Adviser, the Fund pays an advisory fee at an annual rate based on net assets as follows:

0.50% of the first $500 million;

0.45% of the next $250 million;

0.40% of the next $250 million; and

0.35% of the net assets over $1 billion.

For the year ended October 31, 2008, pursuant to the Investment Advisory Agreement between the Fund and the Adviser, for the advisory services performed, the Adviser received 0.50% of the average daily net assets of the Fund.

For information regarding the basis for the Board’s approval of the Fund’s Investment Advisory Agreement, please refer to the Fund’s annual shareholder report for the fiscal year ended October 31, 2008.

Administrator

JPMorgan Chase Bank N.A. (“JPMorgan”) serves as the administrator to the Funds and provides pursuant to an Administration Agreement (“Agreement”) day-to-day administrative services including monitoring portfolio compliance, determining compliance with provisions of the Internal Revenue Code and preparing the Funds’ registration statements. Pursuant to the Agreement, JPMorgan receives a fee of 0.02% of the first $2.5 billion of average daily net assets of the Trust, 0.0175% of the next $2.5 billion of average daily net assets of the Trust and 0.015% of the Trust’s average daily net assets in excess of $5 billion.

Pursuant to the Administrative Services Agreement, the Adviser also provides certain administrative services to the Funds that are in addition to those provided by JPMorgan, including oversight of service providers. The Adviser receives 0.02% of average daily net assets of the Trust. The Adviser also provides the Funds with office space, facilities and business equipment and generally administers the Funds’ business affairs and provides the services of executive and clerical personnel for administering the affairs of the Funds. The Adviser compensates all personnel, Officers, and Trustees of the Funds if such persons are employees of the Adviser.

INVESTING IN THE FUND

All purchases and redemptions of a Fund’s shares are made at the Fund’s NAV next determined after receipt of the order in proper form. You pay no sales charges to invest in the Fund.

DETERMINATION OF NET ASSET VALUE

The Fund’s NAV is determined as of the end of trading on the New York Stock Exchange (“NYSE”) (normally 4:00 p.m. Eastern time) on days the NYSE is open for business. In order to receive same day dividends for the Money Market Fund, your purchase request must be received by 12:30 p.m., Eastern Time. The Money Market Fund is closed for business when the Federal Reserve is closed, but the NYSE is open, such as Columbus Day and Veterans Day. The Fund determines its NAV by dividing the value of its net assets (i.e., assets less liabilities) by the total number of shares outstanding. The Fund’s portfolio securities are valued at their amortized cost. Amortized cost of an instrument is determined by valuing it at cost at the time of purchase, and, thereafter, accreting/amortizing any purchase discount/premium at a constant rate until maturity.

Purchase orders received by JPMorgan Chase Bank, N.A. (“JPMorgan” or the “Transfer Agent”) prior to the close of regular trading on the NYSE on any Business Day, are priced according to the applicable NAV determined on that date. Purchase orders received after the close of regular trading on the NYSE are generally priced as of the time the NAV is next determined.

HOW TO BUY SHARES

General

You may buy shares of the Fund on any Business Day. The minimum initial investment is $2,000. For an investment in an IRA or pension, profit-sharing or other employee benefit plan (“Retirement Plans”) the minimum initial investment is $1,000. There is no minimum requirement for subsequent investments. The Fund reserves the right to reject any purchase order or change the initial and subsequent investment minimum requirements at any time.

Important Information About Procedures For Opening A New Account

To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account, and to determine whether such person’s name appears on government lists of known or suspected terrorists and terrorist organizations.

What this means for you: when you open an account, the Fund must obtain the following information:

•	Your name;

•	Physical residential address (although post office boxes are still permitted for mailing);

•	Date of birth; and

•	Social security number, taxpayer identification number, or other identifying number.

We may also ask for other information that will allow us to identify you or to see certain identifying documents. In addition, it may be necessary to verify your identity by cross-referencing your identification information with a consumer report or other third-party services. Additional information may be required to open accounts for corporations and other non-natural persons.

Federal law prohibits the Fund from establishing new accounts unless it receives the minimum identifying information listed above. The Fund also may be required to close your account if it is unable to verify your identity within a reasonable time.

Buying Shares Through the Distributor, Other Authorized Broker-Dealers or Investment Professionals

FBR Investment Services, Inc (“FBR Services” or the “Distributor”) has relationships with certain brokers and other financial intermediaries who are authorized to accept, or designate intermediaries to accept, purchase and redemption orders for the Fund (the “Authorized Broker-Dealer”). If you purchase through such a broker, your order will be priced at the NAV next determined after your broker or its designated intermediary accepts it. Contact your broker to determine whether it has an established relationship with the Distributor.

To buy shares through the Distributor or an Authorized Broker-Dealer, you may send a check, or wire Federal Funds. The Distributor or an investor’s Authorized Broker-Dealer is responsible for forwarding purchase information and payment promptly to the Fund.

Shareholders whose shares are held through a brokerage account who desire to transfer such shares to another brokerage account should contact their current broker to affect the transfer.

Some broker-dealers (other than the Distributor), financial institutions, securities dealers, financial planners and other industry professionals (collectively,

“Investment Professionals”) may charge their clients direct fees or impose conditions on investments in addition to or different from those described in this Prospectus. You should contact your Investment Professional concerning these fees and conditions (if any). Investment Professionals are solely responsible for promptly transmitting purchase and redemption orders to the Fund.

Distribution and Shareholder Servicing Arrangements. The Adviser or its affiliates, from their own resources and without additional cost to the Fund or its shareholders, may provide additional cash payments to broker-dealers or other financial intermediaries as compensation for providing shareholder servicing and other administrative services to Fund shareholders. The Board of Trustees periodically reviews these payments.

Buying Shares Through the Transfer Agent

To purchase shares through the Transfer Agent, you should complete the application (the “Account Application”) accompanying this Prospectus and forward it with payment by check drawn on a U.S. or Canadian bank to The FBR Funds, c/o JPMorgan Chase Bank, N.A., P.O. Box 5354, Cincinnati, Ohio 45201-5354, or by overnight mail to The FBR Funds, c/o JPMorgan Chase Bank, N.A., 303 Broadway, Suite 900, Cincinnati, Ohio 45202-4203. You may make additional purchases of shares by mailing a check drawn on a U.S. or Canadian bank to the same address. If you pay for shares by check, the shares will be priced at the NAV next determined after the Transfer Agent receives the check in proper form. No cash, money orders, traveler’s checks, credit card checks, future or post-dated checks including stale-dated checks, counter or starter checks will be accepted. The Fund may accept cashier’s checks or official checks for the purpose of a transfer or rollover. In some instances, the Fund will accept third party checks, however, to protect against check fraud, the Fund may reject any purchase request involving a check that is not made payable to “The FBR Funds” (including, but not limited to, requests to purchase shares using third-party checks). The availability of funds purchased by check may be subject to a hold up to 10 business days.

If your check does not clear, for any reason, the Transfer Agent will cancel your purchase and charge you for any loss to the Fund. You may also be prohibited from future purchases.

You may also purchase shares by federal wire. Call the Transfer Agent at 888.888.0025 prior to sending the wire to ensure you use the correct wiring instructions. There is no charge from the Fund to make a wire purchase, however your bank may charge a fee for handling wire transfers. All wires must be denominated in U.S. Dollars.

You should also notify the Transfer Agent before wiring funds for additional purchases.

The Transfer Agent will not process purchases or redemptions until it receives a fully completed and signed Account Application.

In-Kind Purchases

You may buy shares of the Fund “in-kind” through a transfer of securities as payment for the shares, if approved in advance by the Adviser. Securities used to purchase Fund shares must be appropriate investments for the Fund, must be consistent with the Fund’s investment objective and policies, and must have readily available market quotations. The securities will be valued in accordance with the Fund’s procedures for valuing portfolio securities, determined as of the close of business the day on which the securities are received by the Fund in salable form. Whether a Fund will accept particular securities as payment will be decided at the sole discretion of the Adviser. If you are considering buying shares in this manner, please call 888.888.0025.

Systematic Investment Program

The Systematic Investment Program allows you to buy shares of the Fund at regular intervals. If your bank or other financial institution allows automatic withdrawals, you may buy shares by having a designated account debited in the specified amount ($50 minimum) every month or quarter, on the fifth and/or twentieth day of the month. Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be used for participation in the Systematic Investment Program. A minimum initial investment of $500 is required to enroll in this program. If you want to participate in the Systematic Investment Program, please call the Transfer Agent at 888.888.0025 to obtain the appropriate forms.

The Systematic Investment Program does not assure a profit and does not protect against loss in declining markets. The Fund may modify or terminate the Systematic Investment Program at any time or charge a service fee. No fee is currently charged or contemplated.

HOW TO REDEEM SHARES

General

You may redeem (sell) your shares on any Business Day. The price you will receive for your shares will be the NAV next determined after your order is received in proper form.

Normally, redemption proceeds will be mailed by the next Business Day after the Fund receives a redemption request in proper form, but it may take up to seven days to pay the redemption proceeds if making immediate payment would adversely affect the Fund. This generally applies to cases of very large redemptions or during unusual market conditions.

Notwithstanding the foregoing, with respect to redemption of shares that were purchased recently by check, the Fund may withhold payment of redemption proceeds for up to 10 business days.

Your account may be redeemed after 60 days’ written notice to you if your account’s net asset value has fallen below $1,000 due to redemptions. If you receive notice that your account will be redeemed, you may avoid the redemption by investing additional amounts in your account to bring the balance over $1,000. You will not be required to redeem your account that has fallen below $1,000 due to market fluctuations.

FREQUENT TRADING POLICY

The Trust believes that frequent or excessive short-term trading activity by fund shareholders may be detrimental to long-term shareholders because those activities may, among other things, (a) dilute the value of shares held by long-term shareholders, (b) cause a fund to maintain a larger cash position than such fund would otherwise need, (c) increase brokerage commissions and related costs and expenses (such as custody and administrative costs and expenses), and (d) incur additional tax liability. Because the Fund is intended for shorter-term investment horizons, frequent or excessive short-term trading activity may not pose the same costs on the Fund and its shareholders. Nevertheless, to protect against frequent trading by shareholders, the Board of Trustees has adopted policies and procedures to curtail frequent or excessive short-term trading activity by shareholders of other FBR Funds.

At the present time, the Trust does not impose limits on the frequency of purchases and redemptions of the Fund’s shares, nor does it limit the number of exchanges in a given period, but reserves the right to impose such measures in the future. The Trust has imposed a redemption fee on certain other FBR Funds. The Trust reserves the right to modify, withdraw or impose certain limitations at any time with respect to the exchange privilege and to take such other actions as may be necessary should frequent or excessive short-term trading activity be deemed harmful to the Fund and its shareholders in the future. The Trust reserves the right to implement a redemption fee to meet any regulatory requirements that may be imposed in the future.

Under Rule 22c-2 of the Investment Company Act of 1940, the Fund has entered into agreements with financial intermediaries obligating such financial intermediaries to provide, upon the Fund’s request, certain information regarding their customers and their customers’ transactions in shares of the Fund. However, there can be no guarantee that all short-term trading activity will be detected in a timely manner, since the Fund will rely on the financial intermediaries to provide the trading information, and the Fund cannot be assured that the trading information, when received, will be in a form that can be quickly analyzed or evaluated by the Fund.

Redeeming Through the Distributor, Authorized Broker-Dealers or Investment Professionals

If you hold Fund shares through a brokerage account, you must submit redemption requests to your account executive or Authorized Broker-Dealer, either in person, by telephone, or by mail. As the Fund’s agent, the Distributor or another Authorized Broker-Dealer may honor a redemption request by repurchasing Fund shares from you at the shares’ NAV next computed after the Distributor or Authorized Broker-Dealer receives your request. Under normal circumstances, redemption proceeds will be paid by check or credited to your brokerage account by the next Business Day. The Distributor and Authorized Broker-Dealers are responsible for sending redemption requests promptly to the Transfer Agent. You may also place redemption requests through an Investment Professional, who may charge a fee for this service.

Redeeming Through the Transfer Agent

Some circumstances require that your request to sell shares be made in writing accompanied by an original signature guarantee to help protect against fraud. We accept original signature guarantees from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations participating in a Medallion program. The three recognized medallion programs are Securities Transfer Agent Medallion Program (STAMP), Stock Exchanges Medallion Program (SEMP), and New York Stock Exchange, Inc. Medallion Signature Program (MSP). SIGNATURE GUARANTEES RECEIVED FROM INSTITUTIONS NOT PARTICIPATING IN THESE PROGRAMS WILL NOT BE ACCEPTED.

Some of the circumstances that may require an original Medallion signature guarantee from one of the above programs include:

•	Redemption proceeds that exceed $100,000;

•	Proceeds that are not being paid to the owner of record, including the transfer of assets;

•	Proceeds that are being sent to an address other than the address of record;

•	Proceeds to be paid by check to an address of record that has been changed within 30 days; and

•	Proceeds being sent via wire or ACH when bank instructions have been added or changed within 30 days of your redemption request.

We may require additional documentation of authority when a corporation, partnership, trust, fiduciary, executor or administrator requests a redemption. Contact the Transfer Agent for requirements.

REDEMPTION IN WRITING. If you do not hold shares through a brokerage account and you wish to redeem shares, you may redeem your shares through the Transfer Agent by sending a written request directly to: The FBR Funds, c/o JPMorgan Chase Bank, N.A., P.O. Box 5354, Cincinnati, Ohio 45201-5354. Include the following information in your redemption request:

•	the name of the Fund and account number you are redeeming from;

•	your name(s) and address as it appears on your account;

•	the dollar amount or number of shares you wish to redeem;

•	your signature(s) as it appears on your account registration; and

•	a daytime telephone number.

REDEMPTION BY TELEPHONE/PAYMENT BY WIRE TRANSFER. You may redeem shares by telephone if you elected this option on your initial Account Application. If you wish to add this privilege to your account, please call the Transfer Agent at 888.888.0025 for instructions. Shares held in IRA accounts and qualified retirement plans cannot be sold by telephone.

If you redeem shares by telephone, we will mail a check for the redemption proceeds to your registered address unless you have designated in your Account Application that redemption proceeds are to be sent by wire transfer to a specific checking or savings account. In that case, if we receive a telephone redemption request before 12:30 p.m., proceeds will generally be wired same day. Requests for redemption received after 12:30 p.m. will be wired to your bank account on the next day that a wire transfer can be affected. We may charge a transaction fee of $10.00 for payments by wire. Your bank may also charge a fee for receiving the wire.

In order to protect your investment assets, the Fund will only follow instructions received by telephone that it reasonably believes to be genuine. However, there is no guarantee that the instructions relied upon will always be genuine and the Fund will not be liable, in those cases. The Fund has certain procedures to confirm that telephone instructions are genuine. Some of these procedures may include requiring personal identification; making checks payable only to the owner(s) of the account shown on the Fund’s records; mailing checks only to the account address shown on the Fund’s records; directing wires only to the bank account shown on the Fund’s records; providing written confirmation for transactions requested by telephone; and tape recording instructions received by telephone. The Fund reserves the right to refuse any transaction they believe to not be genuine.

Redemption In-Kind

Redemption proceeds are normally paid in cash; however, the Fund reserves the right to pay the redemption price in whole or in part by a “redemption in-kind” of portfolio securities of the Fund, in lieu of cash, if the amount you are redeeming is large enough to affect Fund operations (for example, if it represents more than 1% of a Fund’s assets).

Automatic Withdrawal

The Fund has an automatic withdrawal program, which allows you to withdraw a specified dollar amount (minimum of $100) on either a monthly or quarterly basis. You must have a minimum account balance of $10,000 in the Fund to enroll in the automatic withdrawal program. We will redeem shares in your account for this purpose. You may obtain an application for automatic withdrawal from the Distributor or the Transfer Agent. If, as a result of your automatic withdrawals, your account balance in the Fund falls below $1,000, it may be subject to the minimum account balance requirements. You may cancel the automatic withdrawal at any time. The Fund reserves the right to cancel the plan if, on two or more consecutive months, there has been insufficient shares in your account. The Fund may modify or terminate the automatic withdrawal program at any time.

Checkwriting Privileges

You may also elect to redeem shares by draft check made payable to the order of any person or institution against your money market account. Upon the Fund’s receipt of a completed signature card, you will be supplied with draft checks that are drawn on your Fund account and are paid through the Payor bank. All account owners and authorized signers must sign the card. Please note that you may not close your account by draft check. Checkwriting privileges are not available on retirement accounts.

The Fund reserves the right to change or suspend the checkwriting service and to charge for the reorder of draft checks. These checks cannot be certified, nor can these checks be negotiated for cash at the Payor bank. There may be a charge for each stop payment request on draft checks. The availability of funds on which checkwriting privileges apply may be subject to a hold of 10 business days.

SHAREHOLDER SERVICES

Tax-Sheltered Retirement Plans

You may invest in the Fund through various retirement plans. These include individual retirement plans and employer sponsored retirement plans, such as defined benefit and defined contribution plans. To determine which type of retirement plan is appropriate for you, please contact your tax adviser. For further information about Fund sponsored Traditional, ROTH and SEP IRA plans, please call the Transfer Agent.

Exchange Privilege

You may exchange your shares of the Fund for Investor Class shares of any of the following FBR Funds:

• FBR Pegasus FundTM	• FBR Focus Fund

• FBR Pegasus Mid Cap FundTM	• FBR Large Cap Financial Fund

• FBR Pegasus Small Cap FundTM	• FBR Small Cap Financial Fund

• FBR Pegasus Small Cap Growth FundTM	• FBR Technology Fund

• FBR Gas Utility Index Fund

You should obtain and read the current Prospectus of the FBR Fund you want to acquire in an exchange by calling 888.888.0025. The FBR Fund you are exchanging into must be available for sale in your state and the registration for both accounts must be identical. Exchanges will be effected at the respective net asset values of the Funds involved as next determined after receipt of the exchange request. The exchange privilege may be modified or withdrawn at any time and is subject to certain limitations.

If you wish to make an exchange, you may do so by sending a written request to the Transfer Agent. You will automatically be provided with telephone exchange privileges when you open your account, unless you indicate on the Account Application that you do not wish to use this privilege. You may add a telephone exchange feature to an existing account that previously did not provide for this option. If you wish to add this privilege to your account, please call the Transfer Agent at 888.888.0025 for instructions. Once this election has been made, you may simply contact the Transfer Agent at 888.888.0025 to request the exchange.

When you enact an exchange, a new account will be established with the exact registration and options as the account you are exchanging from unless you are exchanging into an existing account. If you want different options for the new account, you must specify this in writing, with all signatures guaranteed as described above. See “Redeeming Through the Transfer Agent.”

For federal income tax purposes, an exchange is treated as a redemption of the shares surrendered in the exchange, on which you may be subject to tax, followed by a purchase of shares received in the exchange (except for exchanges within retirement plans). You should consult your own tax adviser concerning the tax consequences of an exchange.

If an exchange is to a new account in a Fund, the dollar value of shares acquired must meet the Fund’s minimum investment for a new account. Any amount that remains in a Fund account after an exchange must not drop below the minimum account value required by the Fund.

OTHER IMPORTANT INVESTMENT

INFORMATION

Dividends and Distributions

Dividends of the Fund are declared each day the Fund is open for business and paid monthly. Capital gains, if any, will be distributed on an annual basis after the end of the taxable year in which the gain is realized. Account statements showing dividends paid will be mailed to shareholders monthly. Dividends reflect daily net income, which generally consists of accrued interest and accretion of discount less amortization of premium and expenses of the Fund. The Fund may make additional distributions if necessary to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the “Code”).

You may choose to have dividends and distributions of the Fund paid to you in cash or additional shares of the Fund. You should make this election on your Account Application but you may change your election by giving written notice to the Transfer Agent at any time prior to the record date for a particular dividend or distribution. If you do not choose otherwise, all dividends and distributions will be reinvested in the Fund paying the dividend and/or distribution.

If you elect to receive dividends and distributions in cash and the payment (1) is returned and marked as “undeliverable” or (2) remains uncashed for six months, your cash election will be changed automatically and future dividends will be reinvested in the Fund at the per share NAV value determined as of the date of payment. In addition, any undeliverable checks or checks that remain uncashed for six months will be canceled and then reinvested in the Fund at the per share NAV value determined as of the date of cancellation.

Federal Tax Considerations

Investments in the Fund have tax consequences that you should consider. This section briefly describes some of the more common federal tax consequences. A more detailed discussion about the tax treatment of distributions from the Fund and about other potential tax liabilities, including backup withholding for certain taxpayers and tax aspects of dispositions of shares of the Fund, is contained in the Statement of Additional Information. You should consult your tax adviser about your own particular tax situation.

Taxes on Distributions

You will generally have to pay federal income tax on all Fund distributions. Distributions will be taxed in the same manner whether you receive the distributions in cash or in additional shares of a Fund. Shareholders who are not subject to tax on their income generally will not be required to pay any tax on distributions.

Dividend distributions and short-term capital gains generally will be taxed as ordinary income. The tax you pay on a given capital gains distribution generally depends on how long the Fund held the portfolio securities it sold. It does not depend on how long you held your Fund shares. The Fund does not expect to distribute significant capital gains. Further, dividends from the Fund are not expected to qualify for the reduced rate of tax applicable to certain qualified dividends.

Distributions of earnings from interest income, other types of ordinary income and short-term capital gains will be taxed at the ordinary income tax rate applicable to the taxpayer.

Distributions are generally taxable to you in the tax year in which they are paid, with one exception: distributions declared in October, November or December, but not paid until January of the following year, are taxed as though they were paid on December 31 in the year in which they were declared.

Shareholders generally are required to report all Fund distributions on their federal income tax returns. Each year the Fund will send you information detailing the amount of ordinary income and capital gains paid to you for the previous year.

The Fund may be required to withhold U.S. federal income tax at the rate of 28% of all taxable distributions payable to you if you fail to provide the Fund with your correct taxpayer identification number or to make required certifications, or if you have been notified by the IRS that you are subject to backup withholding. Such withholding is not an additional tax and any amounts withheld may be credited against your U.S. federal income tax liability.

Taxes on Sales or Exchanges

If you sell shares of the Fund or exchange them for shares of another Fund in the Trust, you generally will be subject to tax on any taxable gain. To the extent that the Fund maintains a stable net asset value, sales or exchanges of Fund shares will not generate a taxable gain or loss. Taxable gain is computed by subtracting your tax basis in the shares from the redemption proceeds (in the case of a sale) or the value of the shares received (in the case of an exchange). Because your tax basis depends on the original purchase price and on the price at which any dividends may have been reinvested, you should be sure to keep account statements so that you or your tax preparer will be able to determine whether a sale will result in a taxable gain. If your tax basis in the shares exceeds your redemption proceeds, you will recognize a taxable loss on the sale of the shares of the Fund.

Other Considerations

If you buy shares of the Fund just before the Fund makes any distribution, you will pay the full price for the shares and then receive back a portion of the money you have just invested in the form of a taxable distribution.

Disclosure of Portfolio Holdings

A complete list of the Fund’s portfolio holdings is publicly available on a quarterly basis on the Fund’s website at www.fbrfunds.com by the 10th business day following the end of each calendar quarter. A complete list of the Fund’s portfolio holdings is also publicly available through filings made with the U.S. Securities and Exchange Commission on Forms N-CSR and N-Q. The Fund also makes available certain additional information regarding its portfolio (e.g. top-10 holdings, asset allocation, sector breakdown) on its website on a quarterly basis by the 15th of the month following the calendar quarter-end. A description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolios is provided in the Fund’s SAI.

Payments to Third Parties by the Adviser and its Affiliates

The Adviser and its affiliates, including the Distributor, may, out of their own resources, and without additional direct cost to the Fund or their shareholders, provide compensation to certain financial intermediaries, such as broker-dealers and financial advisers, in connection with sales of shares of the Fund. This compensation is generally made to those intermediaries that provide shareholder servicing, marketing support, broker education, and/or access to sales meetings, sales representatives and management representatives of the intermediary. Compensation may also be paid to intermediaries for inclusion of the Fund on a sales list, including a preferred or select sales list, in other sales programs or as an expense reimbursement in cases where the intermediary provides shareholder services to Fund shareholders.

Please be aware that the Fund may use brokers who sell shares of the Fund to effect portfolio transactions. The Fund does not consider the sale of Fund shares as a factor when selecting brokers to effect portfolio transactions. The Fund has adopted procedures which address these matters. You should note that if one mutual fund sponsor makes greater distribution assistance payments than another, your broker or financial adviser and his or her firm may have an incentive to recommend one fund complex over another.

FINANCIAL HIGHLIGHTS

The following financial highlights table is intended to help you understand the Fund’s financial performance for the past 5 years. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that you would have earned or lost on an investment in the Fund (assuming reinvestment of all dividends and distributions). The information for the periods ended October 31, 2004 and later for the Fund has been audited by Tait, Weller & Baker LLP, whose report, along with the Fund’s audited financial statements are included in the current annual report which is available upon request. For all other periods, the information provided was audited by another auditor. The figures shown for the Fund include information of its predecessor for the periods prior to the reorganization of the Fund as a series of The FBR Funds on February 27, 2004.

FBR Fund for Government Investors

	For the Years Ended October 31,						For the Period Ended October 31, 2004*		For the Year Ended December 31, 2003
	2008	2007	2006		2005
Per Share Operating Performance:
Net Asset Value - Beginning of Period	$1.00	$1.00	$1.00		$1.00		$1.00		$1.00

Income (Loss) from Investment Operations:
Net Investment Income(1,2)	0.02	0.04	0.04		0.02		0.00	(3)	0.00	(3)
Net Realized Loss on Investments(1,4)	—	—	(0.00	)(3)	(0.00	)(3)	(0.00	)(3)	(0.00	)(3)

Total From Investment Operations	0.02	0.04	0.04		0.02		0.00	(3)	0.00	(3)

Distributions to Shareholders:
From Net Investment Income	(0.02)	(0.04)	(0.04)		(0.02)		(0.00	)(3)	(0.00	)(3)

Net Asset Value - End of Period	$1.00	$1.00	$1.00		$1.00		$1.00		$1.00

Total Investment Return(5)	2.31%	4.46%	3.89%		1.96%		0.42	%(A)	0.42%
Ratios to Average Net Assets:
Expenses After Waivers(2)	0.79%	0.83%	0.85%		0.76%		0.75	%(B)	0.75%
Expenses Before Waivers	0.79%	0.83%	0.85%		0.86%		0.85	%(B)	0.82%
Net Investment Income After Waivers(2)	2.48%	4.37%	3.81%		1.92%		0.50	%(B)	0.43%
Net Investment Income Before Waivers	2.48%	4.37%	3.81%		1.82%		0.40	%(B)	0.36%

Supplementary Data:
Net Assets at End of Period (in thousands)	$105,066	$181,040	$211,171		$251,675		$288,761		$341,413

*	Effective March 1, 2004, the Fund’s fiscal year end changed to October 31.
(1)

Calculated based on shares outstanding on the first and last day of the respective periods, except for dividends and distributions, if any, which are based on the actual shares outstanding on the dates of distributions.

(2)

Prior to November 1, 2005, reflects fees waived by the FBR Fund Advisers, Inc. pursuant to a contractual advisory fee waiver of 0.10% (excluding interest, taxes, brokerage commissions, extraordinary legal expenses, or any other extraordinary expenses).

(3)	Less than $0.01
(4)

The amounts shown for a share outstanding throughout the respective periods may not be in accordance with the changes in the aggregate gains and losses on investments during the respective periods because of the timing of sales and repurchases of Fund shares in relation to fluctuating net asset values during the respective periods.

(5)

Total investment return is calculated assuming a purchase of shares on the first day and a sale on the last day of each period reported and will include reinvestment of dividends and distributions, if any.

(A)	Not Annualized
(B)	Annualized

THE FBR FUNDS

1001 NINETEENTH STREET NORTH

ARLINGTON, VIRGINIA 22209

888.888.0025

fbrfundsinfo@fbr.com

www.fbrfunds.com

Investment Adviser

FBR FUND ADVISERS, INC.

1001 NINETEENTH STREET NORTH

ARLINGTON, VIRGINIA 22209

Distributor

FBR INVESTMENT SERVICES, INC.

1001 NINETEENTH STREET NORTH

ARLINGTON, VIRGINIA 22209

Transfer Agent

JPMORGAN CHASE BANK, N.A.

P.O. BOX 5354

CINCINNATI, OHIO 45201

Independent Registered Public Accounting Firm

TAIT, WELLER & BAKER LLP

1818 MARKET STREET

PHILADELPHIA, PENNSYLVANIA 19103

ADDITIONAL INFORMATION

THE FBR FUNDS

Money Market Fund

Additional information about the Fund is available free of charge, upon request, in the following forms:

•

Statement of Additional Information: includes additional information about the Fund’s operations. The information presented in the Statement of Additional Information is incorporated by reference into this prospectus.

•

Annual Report: includes additional information about the Fund’s investments and a discussion of market conditions and investment strategies that significantly affected the Fund’s performance during its last fiscal year.

•	Semi-Annual Report and Quarterly Reports: includes additional information about the Fund’s investments.

To request a free copy of any of the materials described above, or to make other inquiries, contact us:

By telephone:	888.888.0025

By mail:	The FBR Funds
Money Market Fund
P.O. Box 5354
Cincinnati, OH 45201-5354

By e-mail:	fbrfundsinfo@fbr.com

On the Internet:	The materials may be read or downloaded at the Fund’s website at www.fbrfunds.com.

In an effort to eliminate unnecessary duplication and reduce the cost to shareholders, the Funds will mail only one copy of the Prospectus or other shareholder reports to shareholders with the same mailing address. If you would prefer to receive a copy of the Prospectus or other shareholder reports for each shareholder at a mailing address, please contact the Funds at 888.888.0025.

Information about the Funds (including the Funds’ Statement of Additional Information) can also be reviewed and copied at the Securities Exchange Commission’s (“Commission”) Public Reference Room in Washington, D.C. Information on the operation of the public reference room may be obtained by calling the Commission at 202.551.8090 or 800.SEC.0330. Reports and other information about the Fund are available on the Commission’s Internet site at http://www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the Public Reference Section of the Commission, Washington, D.C. 20549-0102.

Investment Company Act File No. 811-21503